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                             February 11, 2021

       Yuliya Tarasava
       Co-Founder & COO
       CNote Group, Inc.
       2323 Broadway
       Oakland, CA 94612

                                                        Re: CNote Group, Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 28,
2021
                                                            File No. 024-11301

       Dear Ms. Tarasava:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2021 letter.

       Amendment No. 2 to Offering Circular Dated January 28, 2021

       General

   1. We note the automatic renewal feature of the CNote Notes. Please advise us whether the renewals are factored
into the offering price limit of Rule 251(a)(2). If so, please also provide your analysis
as to why you believe this offering is a continuous offering pursuant to Rule 251(d)(3),
rather than a delayed offering, as the renewal CNote Notes will not be offered until at the
maturity of the initial offering of CNote Notes.

                                                        If instead you intend
to rely on an exemption from registration for the automatic renewals, please provide a
detailed analysis as to the availability of the exemption.
 Yuliya Tarasava
CNote Group, Inc.
February 11, 2021
Page 2
2. We note on page 25, and elsewhere, that you intend to close on investors commitments only after the "Closing Threshold" is reached and after you have a funding request from one of your CDFI borrowers. As you propose to not effect sales unless and until you have a funding request from a CDFI borrower, this offering appears to be an impermissible offering under Rule 251(d)(3)(i)(F). Please modify the proposed closing procedure to remove the closing contingency related to a funding request from a CDFI borrower.
Offering Circular Summary
Our Solution, page 2

3.    We note your revised disclosure related to closings on pages 2, 18 and
24. Please revise
      to clarify what you mean by the statement "the Company will release the commitments to the investors for future investment" (emphasis added) if a closing has not occurred within thirty (30) days following the date a closing threshold is achieved. The Offering
CNote Notes, page 7

4. We note the revisions you made in response to comment 5 of our letter dated September
      22, 2020. If true, please further revise to clarify that changes made to interest rates paid on CNote Notes sold under this offering circular, or any supplement thereto, will not fall outside of the specified range.
Compensation of Directors and Executive Officers, page 35

5. Please revise your disclosure to reflect information for your last full financial year,
      i.e., 2020. Refer to Item 11 of Form 1-A for guidance.
Security Ownership of Management and Certain Securityholders, page 35

6. Please revise your disclosure to reflect beneficial ownership of the latest most practicable date. Refer to Item 12 of Form 1-A for guidance.
       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                             Sincerely,
FirstName LastNameYuliya Tarasava
                                                             Division of
Corporation Finance
Comapany NameCNote Group, Inc.
                                                             Office of Finance
February 11, 2021 Page 2
cc:       Christina T. Roupas
FirstName LastName